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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39729

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Access Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Buxton Farm Rd.
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard M Feldman	212-392-4838	rfeldman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio & Associates, LLP
(Name – if individual, state last, first, and middle name)

5 West 37th St.	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

12/20/2018	6529
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shari Crawford _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Access Securities, LLC _____, as of December 31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Compliance Officer

Notary Public _____

RORY K MCGUINNESS
Notary Public, State of Connecticut
My Commission Expires Mar. 31, 2028

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACCESS SECURITIES, LLC

Statement of Financial Condition

December 31, 2023

Access Securities, LLC
Statement of Financial Condition Index
December 31, 2023

Page

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Access Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Access Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Fulvio & Associates LLP

We have served as the Company's auditor since 2019.

New York, New York

February 28, 2024

Access Securities, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	40,718
Investments in securities, at fair value		27,784
Receivable from brokers and clearing organizations		579,323
Other receivables		93,083
Right of use lease asset		30,826
Prepaid expenses and other assets		21,074
Total Assets	$	792,808

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	212,912
Lease liability		32,737
Total Liabilities		245,649
Member's equity		547,159
Total Liabilities and Member's Equity	$	792,808

See accompanying notes to the Statement of Financial Condition

Access Securities, LLC
Notes to the Statement of Financial Condition
December 31, 2023

1. Organization and Nature of Business Activity

Access Securities, LLC (the "Company") is a registered broker-dealer, primarily engaged as a broker in executing customers' orders for the purchase and sale of equities, debt instruments and options. The Company transacts customer activity on a fully disclosed basis with a clearing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is registered with the National Futures Association ("NFA"). The Company's primary office location is Stamford Connecticut.

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition – Commissions and trading gains and losses are recorded on a trade date basis, which is the day the transaction is executed. Investment banking and other fee income are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection. Generally, revenues are due at or shortly after the close of the respective transaction. The Company recognizes advisory revenues in accordance with the provisions of the respective agreements.

The Company adopted FASB ASC 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents.

2. Summary of Significant Accounting Polices (continued)

<u>Investments in Securities</u> – The Company values investments in equity securities, securities sold short and option securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last day of the period. The Company records such instruments on a trade date basis and values them at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net trading loss on the statement of operations.

<u>Income Taxes</u> – The Company is considered to be a disregarded entity for tax purposes. Any tax liabilities due as a result of the Companies operations shall be borne by its member. As such, no tax provision is made by the Company. The Company is no longer subject to Federal, state or local tax examinations by authorities for years before 2020.

<u>Government and Other Regulation</u> – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 under (k)(2)(ii) and Footnote 74 as the Company does not hold any customers' funds or securities.

<u>Leases</u> - In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. The FASB also subsequently issued the following additional ASUs, which amend and clarify Topic 842: ASU 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; ASU 2018-11, Leases (Topic 842): Targeted Improvements; ASU 2018-20, Narrow-scope Improvements for Lessors; and ASU 2019-01, Leases (Topic 842): Codification Improvements. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated/combined income statements.

The Company elected to adopt these ASUs effective January 1, 2022, and the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification, and initial direct costs. The adoption had a material impact on the Company's balance sheet but did not have a material impact on the income statements. While we continue to assess all of the effects of adoption, we currently believe the most significant effects relate to (1) the recognition of new right-of-use assets (ROU) and lease liabilities on our balance sheet for our office and equipment operating leases; (2) the derecognition of existing assets and liabilities for certain sale-leaseback transactions (including those arising from build-to-suit lease arrangements for which construction is complete and we are leasing the constructed asset) that currently do not qualify for sale accounting; (3) the derecognition of existing assets and liabilities for certain assets under construction in build-to-suit lease arrangements that we will lease when construction is complete; and (4) providing significant new disclosures about our leasing activities.

2. Summary of Significant Accounting Polices (continued)

The Company lease is for office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease ROU assets and operating lease liabilities in the balance sheet.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. ROU assets and liabilities are recognized at the lease commencement date, based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management has elected to use a risk-free discount rate, determined using a period comparable with that of the lease term. ROU assets also include any lease payments made and exclude any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

3. Investments Measured at Fair Value on a Recurring Basis

The Company records its investments in securities and securities sold short at fair value. The accounting standard for fair value, which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

3. Investments Measured at Fair Value on a Recurring Basis (continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2023:

	Level 1	Level 2	Level 3	Total
Long Market Value Equities	$ 27,784	$ -	$ -	$ 27,784
	$ 27,784	$ -	$ -	$ 27,784

4. Market and Counterparty Risk

From time to time, the Company sells securities that it does not currently own and will therefore be obligated to purchase such securities at a future date incurring a gain or loss. The Company monitors such positions continuously to reduce the risk of potential loss due to changes in their fair value. No such positions were sold as of December 31, 2023.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

5. Concentrations of Credit Risk

At December 31, 2023, the investments in securities, receivable from brokers and clearing organizations, and investments in securities sold short reflected in the statement of financial condition are primarily held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such brokers.

Bank balances on occasion are in excess of the FDIC insurance limit.

6. Related Party Transactions

The Company rents office space from certain affiliated entities. No amounts were due as of December 31, 2023.

7. Leases

The Company leases certain office space with a remaining lease term of 1 year. The lease is an operating lease.

The Company has not committed to any leases which have not yet commenced. As of December 31, 2023, the ROU asset had a balance of $30,826, as shown in assets on the Statement of Financial Condition; the lease liability is included in liabilities $32,732. The lease asset and liability were calculated utilizing the rate of 5.75%, according to the Company's elected policy.

Additional information about the Company's lease as of December 31, 2023 is as follows:

Leased asset obtained in exchange for lease liability:		
Operating leases	$	159,274
Lease term (in years) and discount rate:		
Weighted average remaining lease term - Operating leases		12 Months
Weighted average discount rate - Operating lease		5.75%
Maturities of lease liabilities:		Operating
Year Ending December 31:		
2024	$	33,765
Total lease payments		33,765
Less: interest		(1,033)
Present value of lease liabilities	$	32,732

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission Uniform Net Capital Rule (Regulation 1.17), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $443,876 which was $343,876 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.48 to 1.

9. Contingencies

The Company may be subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2023, the Company was not involved in any such claims or lawsuits.

10. Subsequent Events

Subsequent events have been evaluated through February 28, 2024, which is the date the financial statement was available to be issued. No events have been identified which require disclosure in this financial statement.